EXHIBIT 99.2
TRADING DATA

The following table sets forth all transactions with respect to shares of Common Stock effected in the last sixty days by the Reporting Person in respect of the shares of Common Stock, inclusive of any such transactions effected prior to the filing hereof. Except as otherwise indicated, all such transactions were purchases or sales of shares of Common Stock effected in the open market.

Trade Date	Buy/Sell	Quantity	Price Per Share (USD)	Total Cost Value (USD)
5/28/2026	Buy/Sell	1,011,990[1]	Applicable Strike Price	Net Premium
5/26/2026	Buy/Sell	2,486,400[1]	Applicable Strike Price	Net Premium
5/20/2026	Buy/Sell	1,931,901[1]	Applicable Strike Price	Net Premium
5/19/2026	Buy/Sell	2,502,699[1]	Applicable Strike Price	Net Premium
5/15/2026	Buy/Sell	3,400,000[1]	Applicable Strike Price	Net Premium
5/8/2026	Buy/Sell	1,000,000[1]	Applicable Strike Price	Net Premium
5/1/2026	Buy	25,000	117.80[2][3]	2,945,000[4]

(1) Represents Put/Call Pairs (as such term is defined in the body of the Schedule 13D).
(2) Rounded to the nearest cent.
(3) Price per share does not include any commissions or other fees paid.
(4) Total cost value includes any commission or other fees paid.